August 30, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attention: Jim B. Rosenberg

    Re:
    Synergy Pharmaceuticals, Inc.
    Form 10-K for the year ended December 31, 2009
    File No. 333-131722

Dear Mr. Rosenberg:

        This letter sets forth the responses of Synergy Pharmaceuticals, Inc., a Florida corporation (the "Company" or "we"), to the comments received from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated July 30, 2010 ("Comments Letter") concerning the Company's annual report on Form 10-K for the fiscal year ended December 31, 2009 (the "Filing").

        The numbers of the responses in this letter correspond to the numbers of the Staff's comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company's response below it.

  Form 10-K for the Fiscal Year Ended December 31 2009

  Manufacturing of our Product Candidates, page 5

  "If we are unable to obtain sufficient quantities of the raw and bulk materials needed to make our products our product development and commercialization could be slowed or stopped." Page 19 "We rely on third parties to conduct our clinical trials." Page 23

    1.
    We note the discussion indicates the company is dependent upon third parties to manufacture its product candidates and conduct clinical trials. The agreements with the third parties appear to be material agreements. Please expand the relevant discussion to describe the material term and termination provisions of the agreements. In addition, please file the manufacturing/supply/clinical trial agreements as exhibits or provide us with an analysis supporting your determination that the agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

      At the time we filed the Form 10-K for the year ended December 31, 2009 we did not have any agreements for the manufacture of our product candidates. At such time the manufacturing of our drug substance for our clinical trials was done through purchase orders. On July 20, 2010, we entered into a Master Services Agreement with Peptisyntha, Inc. and on August 5, 2010 we entered into a Master Services Agreement with Ambiopharm, Inc. We intend on filing a Form 8-K disclosing the contracts and filing them as exhibits to the Form 8-K. We do not believe that our clinical trial agreements are material agreements. We believe that there are many alternative CROs who provide similar clinical trial services that we are being provided with. In Amendment No. 1 to Form 10-K we will modify the risk factor "We rely on third parties to conduct our clinical trials ....." by deleting the first sentence in the second paragraph that states "If any of our relationships with these third-party CROS terminate, we may not be able to enter into arrangements with alternative CROs."

  Patent and Proprietary Rights, page 8

    2.
    Please discuss your material patents or groups of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the product(s), product candidate(s), or technology that are dependent on the patent(s), and disclose when the patent(s) expires.

      We will amend Item 1—Business—Patent and Proprietary Rights and the risk factor "It is difficult and costly to protect our proprietary rights, and we may not be able to ensure their protection" in Amendment No. 1 to Form 10-K for the year ended December 31, 2009 to state that:

      "As of March 12, 2010, we have one issued United States patent which covers composition-of-matter of SP-304 and expires in 2023. In addition, we have three issued foreign patents which cover composition-of-matter of SP-304 and expire in 2022. These foreign patents cover Austria, Belgium, Switzerland, Cyprus, Germany, Denmark, Spain, Finland, France, United Kingdom, Greece, Ireland, Italy, Liechtenstein, Luxembourg, Monaco, Netherlands, Portugal, Sweden, Turkey, Hong Kong and Japan. Additionally as of March 12, 2010, we have seven pending United States patent applications and eighteen pending foreign patent applications covering various derivatives and analogs of SP-304 and SP-333."

  Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

  Contractual Obligations and Commitments, page 38

    3.
    For each of your contractual obligations classified as purchase obligations (i.e. major vendors and principally employment, and consulting services) please clarify what these specific obligations relate to in a footnote to your contractual obligations table.

      In Amendment No. 1 to Form 10-K for the year ended December 31, 2009 we will add footnotes to the purchase obligation line items in the Contractual Obligations and Commitments table in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations as set forth below:

      (1)
      Represents salary and bonus for remaining term of employment agreement with Gary S. Jacob, CEO and consulting fees and bonus for remaining term of consulting agreement with Gabriele M. Cerrone, Chairman.

      (2)
      Represents amounts that will become due upon future delivery of SP-304 drug substance from various suppliers, under open purchase orders as of December 31, 2009.

  Executive Compensation—General, page 51

    4.
    We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

      We will amend our disclosure in Item 11. Executive Compensation—Compensation Discussion and Analysis in Amendment No. 1 to Form 10-K for the year ended December 31, 2009 to include the following with respect to disclosure of the Company's Compensation Policies and Practices as they relate to the Company's risk management:

      "Compensation Risk Management

      We have considered the risk associated with our compensation policies and practices for all employees, and we believe we have designed our compensation policies and practices in a manner that does not create incentives that could lead to excessive risk taking that would have a material adverse effect on us."

  Corporate Governance/Nominating Committee, page 51

    5.
    Please include the disclosure required by Item 407(c)(2)(vi) of Regulation S-K regarding whether and, if so, how the committee considers diversity in identifying nominees for director.

      We will amend our disclosure in Item 10. Directors, Executive Officers and Corporate Governance—Corporate Governance/Nominating Committee in Amendment No. 1 to Form 10-K for the year ended December 31, 2009 to state that:

      "Potential nominees are identified by the Board of Directors based on the criteria, skills and qualifications that have been recognized by the Nominating Committee. While the Company's nomination and corporate governance policy does not prescribe specific diversity standards, the Nominating Committee and its independent members seek to identify nominees that have a variety of perspectives, professional experience, education, differences in viewpoints and skills, and personal qualities that will result in a well-rounded Board of Directors."

  Compensation Discussion and Analysis, page 52

    6.
    We note the discussion on page 54 that you have created a base pay structure that is competitive in relation to the market and that the "Compensation Committee targeted base salaries to be competitive with our peers within the biotechnology industry." Please expand the discussion to describe the criteria you used to determine your "peers," how the information was obtained, and identify the members of the "peer" group. In addition, please explain where you positioned your compensation levels relative to the compensation levels in the "peer" group.

      We will add the following disclosure with respect to our peer group in Item 11. Executive Compensation-Compensation Discussion and Analysis-Base Pay in Amendment No. 1 to Form 10-K for the year ended December 31, 2009:

      "Our base pay structure originated as an outgrowth of the base pay already in effect for key Callisto Pharmaceuticals' employees who transferred to Synergy Pharmaceuticals at the time it was separated from Callisto Pharmaceuticals in July, 2008. The personnel involved in this process include all of the present top management positions within Synergy—Chairman, Mr. Gabriele Cerrone; CEO, Dr. Gary S. Jacob; Senior Vice President of Finance, Mr. Bernard Denoyer; Chief Scientific Officer, Dr. Kunwar Shailubhai; and Executive Director, Clinical Operations, Dr. Craig Talluto. The newly-formed Synergy Pharmaceuticals' Compensation Committee also used information made available to us by one of our board members. This information includes an independent Executive Compensation Assessment report (Buck Consultants, an ACS company) which provided useful comparative data for analyzing how our salaries compared with other peer companies, recognizing that the comparison of salaries needed to take into account an adjustment for the earlier time period for the collected data of that report. Our comparison was based on a list of sixteen peer public biotechnology companies with market capitalizations ranging from $59.8 million to $403.6 million. These companies consisted of the following comparable biotechnology companies: Acusphere, Inc., Barrier Therapueutics, Inc., Corgentech Inc., Dendreon Corp., Emisphere Technologies, Inc., EpIX Pharmaceuticals, Inc., Favrille, Inc., Genta, Inc., Insmed, Inc., Isis Pharmaceuticals, Inc., Kosan Biosciences, Inc. Neurogen corporation, Praecis

      Pharmaceuticals, Inc., Rigel Pharmaceuticals, Inc., Sirna therapeutics, Inc., Vion Pharmaceuticals, Inc.

      Based on data from the Executive Compensation report, the Compensation Committee was able to compare the overall compensation for the top management positions described above. This included the following compensation variables: 1) Base Salary, 2) Target Incentive (% of Salary), 3) Target Incentive ($), 4) Total Cash Compensation, 5) Long-term incentives, and 6) Total Direct Compensation.

      All of our named executive officers were found to have overall compensation levels below those of the peer group."

    7.
    We note the employment agreements for Dr. Jacob and Mr. Cerrone state that the aggregate base salary payable to Dr. Jacob and Mr. Cerrone during the employment term from Synergy and Callisto will not exceed $300,000 and $295,000, respectively. We note, however, that the aggregate base salary received by Dr. Jacob and Mr. Cerrone for 2009, as reflected in the Form 10-K for each company, was approximately $529,000 and $466,000, respectively. Please expand the Compensation Discussion and Analysis for your 2009 Form 10-K to discuss the factors and criteria considered by the Compensation Committee in its determination to exceed the respective caps on aggregate base salary for 2009.

      The Summary Compensation Table included in Callisto's Form 10-K for the year ended December 31, 2009 in Item 11. Executive Compensation, is reported on a consolidated basis including its majority owned subsidiary, Synergy Pharmaceuticals, Inc. For example Dr. Jacob's salary paid by Synergy was $243,937 and the amount paid by Callisto was $41,063, for a combined salary of $285,000 as reported in Callisto's consolidated Summary Compensation Table. This amount did not exceed Dr. Jacob's target cap of $300,000 for the year 2009. Similarly, Mr. Cerrone was paid a consulting fee of $187,761 by Synergy and $90,760 by Callisto, for a total fee of $278,521 paid by Callisto on a consolidated basis. This amount did not exceed the combined cap of $295,000 for Mr. Cerrone for the year 2009.

    8.
    If the bonus payments and option awards made to Dr. Jacob and Mr. Cerrone in February 2010 were granted based upon their performance for 2009, the discussion should describe the factors considered by the Compensation Committee in determining the awards including each executive's performance and personal contribution to the company's achievement of the corporate objectives for the fiscal year. The Compensation Discussion and Analysis does not currently disclose how the Compensation Committee determined each executive officer's performance or contribution to the achievement of your corporate objectives or how the bonuses and option awards were allocated. Please provide the following:

      •
      A discussion of corporation and financial goals that were considered relevant to each NEO;

      •
      A more detailed specific description and quantification of the contribution to achievement of corporate objectives for each named executive officer; and

      •
      A discussion of how the level of contribution to achievement of corporate objectives or other goals or objectives affected the actual bonus and stock awards granted.

      To the extent that these criteria are quantifiable, you should provide quantitative disclosure.

      We will modify Item 11. Executive Compensation—Compensation Discussion and Analysis in Amendment No. 1 to Form 10-K for the year ended December 31, 2009 to include a discussion of the objectives the Compensation Committee set out for each of Dr. Jacob and Mr. Cerrone in 2009 and each of Dr. Jacob's and Mr. Cerrone's accomplishments in 2009 that were considered by the Compensation Committee in granting his bonus and option awards and how the achievement of such objectives affected his bonus and option award. The proposed disclosure is as follows:

      "2009 Bonus Payments and Option Awards

      On February 25, 2010, the Compensation Committee approved a 5% increase in base salary for Dr. Jacob and a 5% increase in base compensation for Mr. Cerrone as well as a bonus of $150,000 for each of Dr. Jacob and Mr. Cerrone. In addition the Compensation Committee approved a grant to each of Dr. Jacob and Mr. Cerrone of stock options to purchase 1,800,000 shares of common stock pursuant to the Plan at an exercise price equal to $0.70 per share which is only exercisable upon a change of control of our company.

      For 2009, Dr. Jacob's and Mr. Cerrone's bonus payments and option awards were in large part, dependent upon us meeting certain performance objectives. These performance objectives consisted of (i) clinical, business development and manufacturing milestones for SP-304, (ii) research milestones related to our second generation drug, SP-333, (iii) financial fund raising milestones and (iv) recruitment of qualified individuals to join our management team. Dr. Jacob's and Mr. Cerrone's performance evaluations were based primarily on the achievement of these performance objectives.

      The following is a summary of the 2009 performance objectives for each of Dr. Jacob and Mr. Cerrone:

Named Executive Officer	Performance Objective
Gary Jacob	• Met enrollment goals for SP-304 in Phase I clinical trial and presented data at June 2009 Digestive Disease Week Conference
• Advanced SP-304 towards Phase IIa 14-day clinical trial in CC patients
• Committed to immediate manufacture of SP-304 to support 90-day IBS-C clinical trial
• Accelerated all non-clinical studies to achieve Phase IIb start dates for SP-304 in early 2011 for CC and IBS-C
• Advanced development of SP-333
• Presented to institutional investors and other funding sources and assisted in successfully raising over $15 million to fund operations
• Assisted in successfully recruiting additional members of management and the board

Named Executive Officer	Performance Objective
Gabriele Cerrone	• Prepared Synergy in its transformation from a private company to a public company
• Assisted in successfully raising over $15 million to fund operations
• Assisted in successfully recruiting additional members of management and the board

      In making its determination as to whether Dr. Jacob and Mr. Cerrone achieved their performance objectives for awarding bonus payments for 2009, the Compensation Committee looked at the above-mentioned performance objectives in totality and what the achievement of those performance objectives meant to Synergy and its business. The Compensation Committee did not assign actual levels of achievement to each objective. With respect to the option grant of 1,800,000 stock options to each of Dr. Jacob and Mr. Cerrone, the Compensation Committee took into account Synergy's cash position and the equity holdings of each of Dr. Jacob and Mr. Cerrone as well as the Compensation Committee's belief that the achievement of the 2009 performance objectives were so vital to Synergy that a significant option grant was warranted.

  3. Summary Accounting Polices and New Accounting Pronouncements Research and Development, page F-10

    9.
    You have an accounting policy that classifies patent filing and maintenance expenses as research and development expenses. Please tell us why the accounting policy for these expenses is in accordance with the classification prescribed by ASC 730-10-55-2(i).

      The Company has re-considered its classification of patent filing and maintenance expenses as prescribed by ASC 730-10-55-2(i) and determined that legal cost associated with patent applications and maintenance should be classified as general and administrative expense, where previously these costs were classified as research and development expense in our statement of operations.

      Because this accounting re-classification has no effect on the Company's operating results or financial position, rather than restating prior period financial statements, we respectfully request that we reclass prior periods to conform to this treatment on a prospective basis in our future Form 10-Q's and Form 10-K. The Company has classified its patent filing and maintenance expenses as general and administrative expenses in its most recent Form 10-Q filed on August 10, 2010.

    10.
    You had a significant increase in research and development expenses related to program expenses from December 31, 2008 to December 31, 2009, Please disclose your accounting policy for accrued expenses related to your research and development program expenses and tell us what consideration was given to disclosing this policy as a critical accounting policy. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements.

      With regard to the significant increase in research and development expense, our operating results for the year ended December 31, 2008 only included research and development expense from July 14, 2008, the date of the Exchange Transaction, to December 31, 2008, or approximately 5.5 months. Our pet food operations were discontinued on the date of the exchange transaction and pet food results prior to July14, 2008 are presented as discontinued operations. Research and development expenses for the year ended December 31, 2009 reflect a full 12 months of operations.

      Research and development expenses related to program costs are not accrued. Our accounting policy regarding research and development program expenses is discussed in Note 3. Summary of Significant Accounting Policies...as follows:

      Research and Development

      "Research and development costs include expenditures in connection with an in-house research and development laboratory, salaries and staff costs, application and filing for regulatory approval of proposed products, patent filing and maintenance expenses, purchased in-process research and development, regulatory and scientific consulting fees, as well as contract research, patient costs, drug formulation and tableting, data collection, monitoring, insurance and FDA consultants. In accordance with FASB ASC Topic 730-10-55, Research and Development, Synergy recorded prepaid research and development expense of $1 million for nonrefundable deposits on production of drug substance of its drug candidate SP-304 by two of its vendors. In accordance with this guidance, Synergy expenses these advance payments when drug compound is delivered."

      We also included this policy in "Critical Accounting Policies" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, because we believed that, while the accounting for these expenses required no material assumptions or estimates, research and development activities comprise the core of our business.

      As stated in Response No. 9, in future filings we will re-classify patent filing and maintenance expenses to general and administrative expenses and modify our research and development critical accounting policy, accordingly.

  5. Accounting for Share-Based Payments. Page F-15

    11.
    Please clarify what you mean by "Based upon observed interest rates appropriate for the expected term..." related to the risk-free interest rate assumption used in the Black Scholes option valuation model to determine share-based compensation.

      We will modify Note 5—Accounting for Shared-Based Payments—Risk-free interest rate- in Amendment No. 1 to Form 10-K for the year ended December 31, 2009 to state that it is "Based on the daily yield curve rates for U.S. Treasury obligations with maturities which correspond to the expected term of the Company's stock options." This clarification was also included in the Company's most recent Form 10-Q filed on August 10, 2010.

  9. Related Parties, page F-20

    12.
    Please disclose the nature and description of the common operating costs since inception and the dollar amounts of transactions for each period presented with Callisto Pharmaceuticals, a majority owner of your common stock. Please refer to ASC 850-10-50-1.

      In our next Form 10-K we will modify Note 9—Related Parties in the Notes to the Consolidated Financial Statements to include a table showing the common operating costs paid by Synergy and charged to Callisto Pharmaceuticals. For the year ended December 31, 2008 and 2009, the information is as follows:

	Years Ended
	12/31/2008	12/31/2009	Total
Rent, utilities and property taxes	$—	$31,627	$31,627
Insurance and other facilities related overhead	—	50,101	50,101
Independent accountants and legal	17,404	169,701	187,105
Financial printer and transfer agent fees	—	39,696	39,696
Salaries and consulting fees of shared executives	22,917	97,394	120,311
Working capital advances (repayments)	640,294	(97,211)	543,713

Total	$681,245	$291,308	$972,553

      In connection with our response to the Staff's comments, we acknowledge that:

      •
      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      •
      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      •
      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Sincerely,
/s/ JEFFREY J. FESSLER Jeffrey J. Fessler